Mail Stop 4561

November 1, 2007

*By U.S. Mail and Facsimile (415) 983-1200*

Edward A. Giedgowd, Esq.
Chief Compliance Officer and General Counsel
Prosper Marketplace, Inc.
111 Sutter Street, 22<sup>nd</sup> Floor
San Francisco, California 94104

**Re:** **Prosper Marketplace, Inc.**
**Registration Statement on Form S-1**
**Filed October 30, 2007**
**File No. 333-147019**

Dear Mr. Giedgowd:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we note a failure to identify all co-registrants, a failure to include the required financial statements, and a failure to abide by the Trust Indenture Act. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

You may contact me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel

cc:     Rodney R. Peck, Esq.
        Patricia F. Young, Esq.
        Pillsbury Winthrop Shaw Pittman LLP
        P.O. Box 7880
        San Francisco, California 94120